SealSQ and Wecan Announce Collaboration to Develop Post-Quantum KYC Solution to Secure Client Data for the Financial Industry

Geneva, Switzerland, October 14, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company specializing in the development and commercialization of post-quantum semiconductor technology, and Wecan Group SA (“Wecan”), a leading Swiss provider of global compliance backbone for regulated institutions, today announced a strategic collaboration to develop a Post-Quantum KYC (Know Your Customer) solution.

This initiative aims to secure client data from collection to processing, addressing the growing risk of future decryption by state or malicious actors as quantum computing capabilities evolve.

By combining SealSQ’s expertise in post-quantum technologies with Wecan’s leadership in compliance and secure data sharing for financial institutions, the two companies are pioneering a new standard for data protection in the financial industry.

“This partnership represents a major step forward in preparing regulated institutions for the post-quantum era,” said Carlos Moreira, CEO of SealSQ. “Through our quantum-resistant technologies, we will ensure that sensitive client data remains secure, even against future quantum attacks.”

“At Wecan, our mission has always been to help financial institutions manage compliance and client data securely,” said Vincent Pignon, CEO of Wecan Group. “Integrating post-quantum encryption into our platform reinforces that mission and ensures our clients’ long-term data protection.”

This collaboration is part of Wecan’s ambitious innovation roadmap, which will deliver a new client experience through several upcoming releases.

Together, SealSQ and Wecan aim to set new security and efficiency standards for the financial sector, ensuring institutions are ready for both today’s regulatory challenges and tomorrow’s quantum era.

About Wecan Group

Wecan Group SA is a Swiss-based technology company that builds secure compliance and data-sharing solutions for regulated institutions, including private banks, external asset managers, compliance outsourceurs and auditors. Its platform unites full digital onboarding, AI automation, and post-quantum security to simplify compliance worldwide. For more information, visit https://wecangroup.ch/.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com